Erayak Power Solution Group Inc.

No. 528, 4th Avenue

Binhai Industrial Park

Wenzhou, Zhejiang Province

People’s Republic of China 325025

March 29, 2022

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4720

Attn: Thomas Jones

Re:	Erayak Power Solution Group Inc. Amendment No. 1 to Registration Statement on Form F-1 Submitted February 28, 2022 CIK No. 0001825875 File No. 333-262292

Dear Mr. Jones:

This letter is in response to your letter on March 24, 2022 in which you provided comments to the Amendment No.1 to Registration Statement on Form F-1 (the “Registration Statement”) of Erayak Power Solution Group Inc. (the “Company”) filed with the U.S. Securities and Exchange Commission on February 28, 2022. On the date hereof, the Company has submitted an Amendment No. 2 to the Registration Statement on Form F-1/A (“Form F-1/A”). We set forth below in bold the comments in your letter relating to the Registration Statement followed by our responses to the comments.

Amendment No. 1 to Registration Statement on Form F-1 filed February 28, 2022

Cover Page

1.	Please disclose that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of “non- inspection years” from three years to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted. Update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

RESPONSE:  We respectfully advise the Staff that we have updated the cover page to disclose that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of “non- inspection years” from three years to two years, and thus, would reduce the time before our securities may be prohibited from trading or delisted if the PCAOB determines that it cannot inspect or investigate completely our auditor, and that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

2.	Please disclose whether cash generated from one subsidiary is used to fund another subsidiary’s operations, whether any subsidiary has ever faced difficulties or limitations on its ability to transfer cash between subsidiaries, and whether you have cash management policies that dictate the amount of such funding.

RESPONSE:  We respectfully advise the Staff that we have updated the cover page to disclose that no cash generated from one subsidiary is used to fund another subsidiary’s operations and we do not anticipate any difficulties or limitations to transfer cash between subsidiaries, and that to date, we do not currently have a cash management policies that dictate the amount of such funding.

3.	Please clearly state whether any transfers, dividends, or distributions have been made to date between the holding company and its subsidiaries, or to investors, and quantify the amounts where applicable. Please also update your disclosures in your summary.

RESPONSE:  We respectfully advise the Staff that we have updated the cover page to disclose that no transfers, dividends, or distributions have been made to date between the holding company and its subsidiaries, or to investors.

Prospectus Summary, page 1

4.	Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other entity that is required to approve of your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. Please ensure that you address the approvals and permissions or approvals to operate your business and to offer the offer the securities being registered to foreign investors. Please explain how you determined that permissions and approvals were not necessary when you provide disclosure to that effect. If you relied on the advice of counsel, you should identify counsel and file the consent of counsel as an exhibit. If you did not consult counsel, you should explain why.

RESPONSE:  We respectfully advise the Staff that we have disclosed on the prospectus summary section on page 8 under “PRC Regulatory Permissions” that we and our subsidiaries are not required to obtain from Chinese authorities any permission or approval to operate our business and to offer the securities being registered to foreign investors, and that we and our subsidiaries are not covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other entity that is required to approve of your operations. We have also described the potential consequences if we or our subsidiaries (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. In addition, we have updated the opinion as Exhibit 99.1 and consent letter as Exhibit 23.2 from our PRC counsel, King & Wood Mallesons on the matter.

5.	Please ensure that you update the disclosure to the extent practicable. For example, we note the reference on pages 8 and 41 to “will take effect on February 15, 2022,” the disclosure on page 102 about transactions for the six months ended June 30, 2021, and the disclosure on page 103 about outstanding balances with related parties as of December 31, 2020 and June 30, 2021.

RESPONSE:  We respectfully advise the Staff that we have revised reference on pages 8 and 21 on the revised Measures for Cybersecurity Review that took effect on February 15, 2022. We confirm the disclosures on page 109 about transactions for the six months ended June 30, 2021 and the disclosure on page 110 about outstanding balances with related parties as of December 31, 2020 and June 30, 2021 had been updated to the extent practicable.

6.	In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

RESPONSE:  We respectfully advise the Staff that we have disclosed risks in the summary of risk factors that risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice on page and risks related to the intervention and influence from the Chinese authorities on page 9. We have also previously acknowledged the risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless on page 11 under “Risk of additional future government oversight and control over foreign offerings of China-based companies.”

Implications of Holding Foreign Company Accountable Act, page 7

7.	Please revise page 7 to clearly disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Also, revise the first bullet point on page 10 to disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

RESPONSE:  We respectfully advise the Staff that we have disclosed that trading in our ordinary shares may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely our auditor, and that as a result an exchange may determine to delist our securities. We have also revised the risk factor summary on page 7 to disclose that our auditor is not subject to the determinations announced by the PCAOB on December 16, 2021.

Risk Factor Summary, page 9

8.	We note your disclosures regarding how cash is transferred within your organization or to investors. Please include risk factor disclosure regarding how cash is transferred within your organization addressing any limitations or restrictions on how cash is transferred within your organization or to investors. Please provide summary risk factor disclosure about the impediments of transferring cash out of China or Hong Kong and that there can be no assurance that the PRC government will not intervene or impose restrictions on your ability to transfer or distribute cash within your organization or to foreign investors, which could result in an inability or prohibition on making transfers or distributions outside of China or Hong Kong and adversely affect your business. Please update your risk factor section to include a more detailed discussion of these risks.

RESPONSE:  We respectfully advise the Staff that we have included a risk factor on page 22 entitled “The PRC government may impose restrictions on our ability to transfer cash out of China and to U.S. investors,” as well as in the risk factor summary on page 13 disclosure addressing any limitations or restrictions on how cash is transferred within our organization or to investors, the impediments of transferring cash out of China and that there can be no assurance that the PRC government will not intervene or impose restrictions on your ability to transfer or distribute cash within our organization or to foreign investors, which could result in an inability or prohibition on making transfers or distributions outside of China or Hong Kong and adversely affect our business.

The recent joint statement by the SEC and PCAOB, page 24

9.	Please clearly disclose that the decrease in the number of “non-inspection years” from three years to two years would reduce the time before your securities may be prohibited from trading or delisted. Also disclose that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

RESPONSE:  We respectfully advise the Staff that we have revised the disclosure on page 31 to include the decrease in the number of “non-inspection years” from three years to two years would reduce the time before our securities may be prohibited from trading or delisted. We have also added disclosure that pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

Description of Share Capital, page 104

10.	We note your response to prior comment 4 and reissue it in part. Please disclose whether there are any transfer restrictions on your Class B Ordinary Shares.

RESPONSE:  We respectfully advise the Staff that we have disclosed on page 111 that there are no current transfer restrictions on our Class B ordinary shares.

Exhibits

11.	Please ensure that you file the opinion required by Item 601(b)(5) of Regulation S-K for all securities included in the fee table, including the warrants.

RESPONSE:  We respectfully advise the Staff that we have included the opinion required by Item 601(b)(5) of Regulation S-K for all securities included in the fee table, including the warrants in this Form F1/A.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Sincerely,

/s/ Lingyi Kong
Lingyi Kong
Chief Executive Officer

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